UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-Held Company
CNPJ # 60.746.948/0001-12

Notice to the Market

Bradesco buys Controlling Interest in Ibi México and signs partnership with C&A México

Banco Bradesco S.A., supplementing the Notice published on January 22, 2010, announces to its shareholders, clients, employees and to the market in general that, on this date, completed the acquisition of controlling interest in Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, for 2,104.0 million Mexican pesos, corresponding to approximately R$297.6 million.

Ibi México has a loan portfolio of 1,447.6 million Mexican pesos, corresponding to R$204.7 million, shareholders’ equity of 1,937.3 million Mexican pesos, or approximately R$274.0 million, in addition to 1.3 million of active credit cards.

This operation comprises a 20-year term partnership with C&A México S. de R.L. (C&A México) to jointly sell financial products and services through C&A México stores chain on an exclusive basis.

Banco Bradesco S.A. relied on the financial advice of Banco Bradesco BBI S.A., legal advice of Xavier, Bernardes, Bragança – Sociedade de Advogados and legal advice of Gonzalez Calvillo, S.C. Abogados.

Cidade de Deus, Osasco, SP, June 2, 2010

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.